

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 1, 2006

<u>via U.S. mail and facsimile</u>

C. Dean McLain
Chief Executive Officer
Western Power and Equipment Corp.
6407-B NE 117th Avenue
Vancouver, WA 98662

> **RE:** **Western Power and Equipment Corp.**
> **Form 10- K for the Fiscal Year Ended July 31, 2005**
> **Filed September 28, 2005**
> **File No. 0-26230**

Dear Mr. McLain:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Nili Shah
Accounting Branch Chief